

06040789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION



Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 333-13302

A. Full title of the Plan: HANNAFORD SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

Hannaford Savings and Investment Plan

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Reports of Independent Registered Public Accounting Firms

HANNAFORD SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
1100 Carillon Building
2700 West Trade Street
Charlotte, NC 28202
USA

Tel: +1 704 887 1500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in
Hannaford Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Hannaford Savings and Investment Plan (the "Plan") as of December 31, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in
Hannaford Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Hannaford Savings and Investment Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
June 16, 2006

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Participant-directed investments—at fair value	$ 309,963,633	$ 262,643,492
Cash	$ -	$ -
NET ASSETS AVAILABLE FOR BENEFITS	$ 309,963,633	$ 262,643,492

See notes to financial statements.

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:	
Investment income:	
Dividends	$ 8,992,963
Interest	796,196
Net appreciation in fair value of investments	6,776,483
Total investment income	16,565,642
Contributions:	
Employer's	7,613,483
Participants'	18,743,994
Asset transfers in	17,687,986
Other additions	(9,248)
Total contributions	44,036,215
Total additions	60,601,857
DEDUCTIONS:	
Benefits paid to participants	(12,923,949)
Other expenses	(14)
Net transfers out of Plan	(357,753)
Total deductions	(13,281,716)
NET INCREASE	47,320,141
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	262,643,492
End of year	$ 309,963,633

HANNAFORD SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. DESCRIPTION OF PLAN

The following description of the Hannaford Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is sponsored by Hannaford Bros. Co. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Administrative Committee, appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. The Vanguard Group ("Vanguard") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In November 2004, the Company acquired Victory Distributors, Inc. As a result of that acquisition, in March 2005, the Victory Profit Sharing Plan and Victory 401(k) Plan were merged into the Hannaford Savings and Investment Plan. Included in asset transfers in, in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2005, are approximately $11,450,000 related to this merger.

Eligibility—All officers and employees of the Company who have completed one year of service, generally defined by 870 hours for hourly employees or 1,000 hours for salaried employees and full-time drivers, and attainment of their twenty-first birthday are eligible to participate in the Plan.

Contributions—Each year, participants may contribute up to 15% (5% in the case of highly compensated associates) of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Generally, the Company contributes 100% of the first 1% of base compensation that a participant contributes to the Plan, 50% of the next 4% (greater than 1% but not exceeding 5%) of base compensation contributed, and 25% of the subsequent 4% (greater than 5% but not exceeding 9%) of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and plan earnings and charged with benefit payments and allocations of plan losses and other expenses. Allocations are based on participant earnings or account balances, as defined.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common trust funds, and the Delhaize Group Stock Fund as investment options for participants.

The Delhaize Group Stock Fund invests exclusively in American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100% vested after three years of credited service. Forfeited balances of terminated participants are used to reduce future employer contributions.

Participant Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. A participant may elect to have his or her investment in the Delhaize Group Stock Fund distributed in whole shares of ADRs.

Net Transfers Out of Plan—During 2005, $30,889 and ($388,642) of participant account balances were transferred from (to) the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan"), respectively. Food Lion, LLC is a wholly owned subsidiary of Delhaize America, Inc. Participant account balances are transferred between the Plan and the Food Lion Plan as changes in employment between the companies occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common trust funds ("funds") are stated at fair value, which has been determined based on the unit value of the funds. Unit value is determined by the organization sponsoring the fund by dividing the fund's net assets at fair value by its units outstanding at each valuation date. Quoted market prices are used to value the Delhaize Group ADRs. Participant loans are valued at the outstanding loan balances, which approximates their fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses— Beginning August 20, 2004 (when Vanguard became the trustee), substantially all administrative and other expenses of the Plan are paid by the Company.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	Number of Units or Shares	Fair Value
Common trust fund:		
Vanguard Retirement Savings Trust	45,601,873	$ 45,601,873
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	691,258	28,085,822
Vanguard 500 Index Fund Investor Shares	452,304	51,978,828
Vanguard Capital Opportunity Fund	922,494	30,469,989
Vanguard Target Retirement 2025 Fund	1,874,835	22,066,809
Vanguard Target Retirement 2045 Fund	1,208,319	15,188,576
Vanguard Windsor II Fund Investor Shares	959,718	30,067,966
Delhaize Stock Fund	271,873	17,799,496
Participants' loans	-	15,447,511

	2004	
	Number of Units or Shares	Fair Value
Common trust fund:		
Vanguard Retirement Savings Trust	43,053,581	$ 43,053,581
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	598,175	21,091,651
Vanguard 500 Index Fund Investor Shares	435,465	48,615,362
Vanguard Capital Opportunity Fund	885,493	27,246,625
Vanguard Target Retirement 2025 Fund	1,370,151	15,606,025
Vanguard Windsor II Fund Investor Shares	821,471	25,243,813
Delhaize Stock Fund	297,690	22,579,787
Participants' loans	-	13,595,098

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,776,483 as follows:

Mutual funds	$ 10,011,298
Common trust funds	$ 0
Delhaize Stock Fund	(3,234,815)
Net appreciation in fair value of investments	$ 6,776,483

4. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds, units of participation in common trust funds managed by an affiliate of Vanguard and investments in the Delhaize Stock Fund. Vanguard has served as the trustee as defined by the Plan since August 20, 2004. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Delhaize Stock Fund had a cost basis of $12,528,848 and $12,969,353, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since applying for the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

HANNAFORD SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS HELD (AT END OF YEAR)
DECEMBER 31, 2005

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	American Funds Euro Pacific Growth Fund; R4 Shares	Mutual fund	**	$ 28,085,822
	American Funds Growth Fund of America; R4 Class	Mutual fund	**	7,409,039
	Hotchkis and Wiley Mid Cap Value Fund; Class I	Mutual fund	**	9,969,236
	PIMCO Funds: Total Return Fund	Mutual fund	**	9,117,489
	Royce Fund: Royce Low Priced Stock Fund; Investment Class Sl	Mutual fund	**	4,699,685
*	Vanguard 500 Index Fund Investor Shares	Mutual fund	**	51,978,828
*	Vanguard Capital Opportunity Fund	Mutual fund	**	30,469,989
*	Vanguard Explorer Fund	Mutual fund	**	6,054,456
*	Vanguard Target Retirement 2005 Fund	Mutual fund	**	5,704,990
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**	5,888,001
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	22,066,809
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	3,811,100
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	15,188,576
*	Vanguard Target Retirement Income	Mutual fund	**	602,766
*	Vanguard Windsor II Fund Investor Shares	Mutual fund	**	30,067,966
*	Vanguard Retirement Savings Trust	Common trust fund	**	45,601,873
*	Delhaize Stock Fund	American Depository Receipts	**	17,799,496
*	Various participants	Participants' loans, interest rates ranging from 5% - 10.5%	**	15,447,511
				$ 309,963,633

* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee authorized by the Board of Directors of Hannaford Bros. Co. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANNAFORD SAVINGS AND INVESTMENT PLAN

Date: June 26, 2006

By: 

Karen L. Mank
Member of the Administrative Committee

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
23.2	Consent of Independent Registered Public Accounting Firm, Baker Newman & Noyes LLC

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59686 of Etablissements Delhaize Frères et Cie "Le Lion" S.A. on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of Hannaford Savings and Investment Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Charlotte, North Carolina
June 28, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-59686) of Etablissements Delhaize Freres et Cie "Le Lion" S.A. of our report dated June 16, 2006 relating to the financial statements of the Hannaford Savings and Investment Plan, which appears in this Form 11-K.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
June 28, 2006